UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Cheche Group Inc.

(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share

(Title of Class of Securities)

G20707108

(CUSIP Number)

September 14, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Prime Impact Cayman, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,895,280 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,895,280 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,895,280 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5% (2)
12.	TYPE OF REPORTING PERSON OO

(1)

Represents Class A Ordinary Shares held in the name of Prime Impact Cayman, LLC (the “Sponsor”). The Sponsor is governed by two managers, Michael Cordano and Mark Long. Consequently, Michael Cordano and Mark Long have voting and investment discretion with respect to the Class A Ordinary Shares held of record by the Sponsor and may be deemed to have shared beneficial ownership of the Class A Ordinary Shares held directly by the Sponsor.

(2)

The percentage reported in item 11 is based on 57,552,137 Class A Ordinary Shares issued and outstanding as of September 26, 2023, as reported in the Issuer’s Form 20-F filed with the SEC on September 27, 2023.

1.	NAMES OF REPORTING PERSONS Michael Cordano
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,895,280 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,895,280 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,895,280 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5% (2)
12.	TYPE OF REPORTING PERSON IN

(1)

Represents Class A Ordinary Shares held in the name of the Sponsor. The Sponsor is governed by two managers, Michael Cordano and Mark Long. Consequently, Michael Cordano and Mark Long have voting and investment discretion with respect to the Class A Ordinary Shares held of record by the Sponsor and may be deemed to have shared beneficial ownership of the Class A Ordinary Shares held directly by the Sponsor.

(2)

The percentage reported in item 11 is based on 57,552,137 Class A Ordinary Shares issued and outstanding as of September 26, 2023, as reported in the Issuer’s Form 20-F filed with the SEC on September 27, 2023.

1.	NAMES OF REPORTING PERSONS Mark Long
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,895,280 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,895,280 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,895,280 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5% (2)
12.	TYPE OF REPORTING PERSON IN

(1)

Represents Class A Ordinary Shares held in the name of the Sponsor. The Sponsor is governed by two managers, Michael Cordano and Mark Long. Consequently, Michael Cordano and Mark Long have voting and investment discretion with respect to the Class A Ordinary Shares held of record by the Sponsor and may be deemed to have shared beneficial ownership of the Class A Ordinary Shares held directly by the Sponsor.

(2)

The percentage reported in item 11 is based on 57,552,137 Class A Ordinary Shares issued and outstanding as of September 26, 2023, as reported in the Issuer’s Form 20-F filed with the SEC on September 27, 2023.

Item 1.		Issuer

	(a)	Name of Issuer:

Cheche Group Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue, Xicheng District, Beijing 100088, China

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) Prime Impact Cayman, LLC, a Cayman Islands limited liability company (the “Sponsor”);

(ii)  Michael Cordano, a managing member of Sponsor; and

(iii)  Mark Long, a managing member of Sponsor.

Each of the foregoing is referred to as a “Reporting Person” and collectively, as the “Reporting Persons”. The address of the principal business office of the Reporting Persons is 360 S MARKET STREET, #2202, SAN JOSE, CA, 95113.

	(d)	Title of Class of Securities:

Class A ordinary shares, $0.00001 par value per share (“Class A Ordinary Shares”).

	(e)	CUSIP Number: G20707108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.

The shares reported in this Schedule 13G represent 4,895,280 Class A Ordinary Shares held of record by Sponsor. The Sponsor is governed by two managers, Michael Cordano and Mark Long. Consequently, Michael Cordano and Mark Long have voting and investment discretion with respect to the Class A Ordinary Shares held of record by the Sponsor and may be deemed to have shared beneficial ownership of the Class A Ordinary Shares held directly by the Sponsor.

	(c)	Number of shares as to which such person has:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage of Common Stock Outstanding
Prime Impact Cayman, LLC	0	4,895,280	0	4,895,280	8.5	%*
Michael Cordano	0	4,895,280	0	4,895,280	8.5	%*
Mark Long	0	4,895,280	0	4,895,280	8.5	%*

*	The percent of class was based on 57,552,137 Class A Ordinary Shares issued and outstanding as of September 26, 2023, as reported in the Issuer’s Form 20-F filed with the SEC on September 27, 2023.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2023

PRIME IMPACT CAYMAN, LLC

By: MICHAEL CORDANO Its: Managing Member

/s/ Michael Cordano
Name: Michael Cordano

/s/ Michael Cordano
Name: Michael Cordano Title: Managing Member

/s/ Mark Long
Name: Mark Long Title: Managing Member

EXHIBIT INDEX

Exhibit

99.1	Joint Filing Agreement